MATTMAR MINERALS, INC.
                           #208-828 Harbourside Drive
                       North Vancouver, BC, Canada V7P 3R9
                            Telephone: (604)696-2026

August 2, 2006

Ms. Goldie B. Walker
U.S. Securities and Exchange Commission
100 F Street N.E.
Mail Stop 3561
Washington, D.C. 20549

RE: Mattmar Minerals, Inc.
    Registration Statement on Form SB-2
    File Number 333-135736

Dear Ms. Walker:

Please consider this letter the request of Mattmar Minerals, Inc., the Registrant herein, pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Friday, August 4, 2006, at 5:00 p.m., or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

Mattmar Minerals, Inc. (the Company) hereby acknowledges that:

     * the Company is responsible for the adequacy of the disclosures in the filing;

     * staff comments or changes to the disclosures in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your kind co-operation and assistance in this matter.

Very truly yours,

Mattmar Minerals, Inc.


/s/ Sean Mitchell
---------------------------
Sean Mitchell
President